Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-198986 and 333-196437

Free Writing Prospectus dated October 13, 2014

To view this email as a web page, click here. Fantex Mohamed Sanu Initial Public Offering Fantex Mohamed Sanu IPO Expected To Close Soon Only two weeks left to reserve your shares of Fantex Mohamed Sanu.1 Remember, only 164,300 shares will be made available in this offering. Once the IPO closes, shares are expected to begin trading at Fantex.com.2 If you have questions, please don’t hesitate to call our Customer Service team at 1-855-905-5050 . This offering is highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole.

1The reservation period may remain open longer than currently anticipated. To the extent there is insufficient interest in shares of our Fantex Mohamed Sanu, this offering will be canceled and no shares of our Fantex Mohamed Sanu would be sold to the public. 2Participants in the initial public offering of Fantex Mohamed Sanu may only sell shares of Fantex Mohamed Sanu (a secondary sale) to any person in any jurisdiction in which registration was complete for that particular jurisdiction or there was a valid exemption from such registration. Fantex Holdings, Inc., the parent company of Fantex Brokerage Services, LLC, owns shares of every Fantex Tracking Series. Fantex Brokerage Services was the managing underwriter for all Fantex Tracking Series offerings. Under the terms of the standby purchase agreement, we expect that Fantex Holdings will agree to purchase from Fantex Brokerage Services (“FBS”), at the initial public offering price, up to 78,000 shares of Fantex Series Mohamed Sanu in this offering, and we expect certain directors of Fantex Holdings will agree to purchase from FBS, at the initial public offering price, up to an aggregate of 18,930 shares of Fantex Series Mohamed Sanu in this offering. Sales of shares to Fantex Holdings and any directors of Fantex Holdings will only be made if FBS represents in writing that it is unable to locate other qualified purchasers to purchase the shares at the initial public offering price. Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking stock that currently exists or that Fantex, Inc. will establish and issue in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services, LLC, an affiliated broker-dealer of Fantex, Inc. and a registered alternative trading system. Fantex Brokerage Services, LLC cannot assure you as to the development or liquidity of any trading market for these tracking stocks. Fantex, Inc. has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. Before you invest, you should read the prospectuses in the respective registration statements and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling toll-free 855-905-5050 . View the Fantex Mohamed Sanu prospectus. View the Fantex Alshon Jeffery prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled. Fantex Brokerage Services, 330 Townsend St., Suite 234, San Francisco, CA 94107 ©2014 Fantex Brokerage Services, LLC Member of SIPC. For details, please see www.sipc.org. Privacy Statement | Manage Subscriptions | Contact Us 4318